UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Contained in this Report on Form 6-K

Attached hereto and incorporated by reference herein is the following document:

1.

Document released by the Registrant on November 27, 2018, and entitled “Highlights of the tax ruling (the “Ruling”) with respect to taxation of shares, options and restricted share units (“RSUs”) awarded to the Company’s employees after January 1, 2003 under the provisions of Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”)” (1)

(1)	English translation from the original version in Hebrew.

* * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146, and Registration No. 333-207878) of Orbotech Ltd. previously filed with the SEC.

EXHIBITS

Exhibit #	Description

99.1	Document released by the Registrant on November 27, 2018, and entitled “Highlights of the tax ruling (the “Ruling”) with respect to taxation of shares, options and restricted share units (“RSUs”) awarded to the Company’s employees after January 1, 2003 under the provisions of Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and
Chief Financial Officer

Date: November 27, 2018